

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Kristian Pullola
Senior Vice President and Corporate Controller
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
Fl-00045 NOKIA GROUP
Espoo, Finland

> **Re: Nokia Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 11, 2011**
> **File No. 1-13202**

Dear Mr. Pullola:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Sales in sanctioned countries – Devices & Services, NAVTEQ and Nokia Siemens Networks, page 63.

1. We note that you sell mobile devices and services and network equipment to Iran, Sudan, and Syria. You also state on page 48 and elsewhere that you sell your products in Latin America, a region that can be understood to include Cuba. In addition, we are aware of media reports that Nokia Siemens Network sold communications monitoring equipment to the Iranian government, which has used it to filter and censor the Internet and conduct surveillance of its citizens. We are also aware of a recent media report that Nokia Siemens Network announced its decision not to acquire any new business in Iran and to reduce gradually its existing commitments in that country. As you know, Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, mobile operators, distributors, resellers, or other direct or indirect arrangements for the last three fiscal years and the subsequent interim period. Your response should describe any products, equipment, components, technology, software, information, support, and services, that you have provided, or intend to provide, into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by those governments.

2. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are controlled items included in the U.S. Department of Commerce's Commerce Control List. If so, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to non-commercial uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

3. Please discuss the materiality of your business operations in, and/or other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance